EXHIBIT 2.4

ASSET PURCHASE AGREEMENT

DATED AS OF DECEMBER 14, 2011

BY AND AMONG

ASURE SOFTWARE, INC.

ASURE LEGIANT, LLC

WG ROSS CORP., d/b/a LEGIANT

and with respect to Section 6.6 only

ADI SOFTWARE, LLC

Table of Contents
(continued)

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made as of the 14th day of December, 2011, by and among Asure Software, Inc., a Delaware corporation (“Parent”), Asure Legiant, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Purchaser”), WG Ross Corp., a Texas corporation, d/b/a Legiant (“Seller”), and with respect to Section 6.6 only, ADI Software, LLC, a Delaware limited liability company (“ADI Software”).

WITNESSETH:

WHEREAS, Seller is a leading vendor of web-based time and attendance software for payroll, attendance, productivity, leave and project tracking (the “Business”); and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, substantially all the assets and certain specified liabilities of the Business, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1.
SALE AND PURCHASE OF ASSETS AND CLOSING

1.1. Sale and Purchase. On the terms and subject to the conditions of this Agreement, at Closing, Seller hereby agrees to sell, convey, assign, deliver and transfer to Purchaser, and Purchaser agrees to purchase from Seller, all of the assets of Seller, tangible or intangible, wherever located, primarily used in the Business, other than the Excluded Assets as defined in Section 1.2 hereunder (collectively, the “Purchased Assets”), including, without limitation, the following:

(a) All of Seller’s cash and cash equivalents;

(b) All machinery and equipment, tools, office equipment, computer equipment, hardware, software and related program documentation, supplies, telephones and all other tangible personal property owned by Seller and primarily used in the conduct of the Business, which Purchased Assets shall include, but shall not be limited to, those items set forth on Schedule 1.1(b) attached hereto (“Tangible Personal Property”);

(c) All of Seller’s right and interest in the accounts receivables set forth on Schedule 1.1(c) attached hereto (“Accounts Receivable”);

(d) All customer accounts including the customers who have transacted business with Seller since January 1, 2005 listed in Schedule 1.1(d) attached hereto, and all claims and rights under any contracts, agreements, commitments with customers and purchase orders (including backlogged orders), written and oral, all customer lists, route books, records, software, computer records and other similar data relating to customer accounts, and rights under bids and proposals now pending (all of such Seller customer accounts and claims and rights relating thereto collectively being the “Customer Accounts” and all of Seller’s records relating to such Customer Accounts being collectively the “Customer Accounts Records”);

(e) All inventory, finished goods, raw materials, work in progress, packaging, supplies, parts, materials, testing units, and other inventories, wherever located, owned, solely employed or held for use by Seller in the conduct of the Business, all of which are listed on Schedule 1.1(e);

(f) All Purchased Intellectual Property that is owned by Seller and used in or necessary for the conduct of the Business as currently conducted;

(g) Originals, or where not available, copies, of all existing books and records (including computer records) of Seller in Seller’s possession and under its control, including books of account, ledgers, general business, financial and accounting records, price lists, sales records, research and development files, strategic plans, personnel records of employees of Seller hired by Purchaser, customer lists, supplier lists, customer complaints, mailing lists, promotional and advertising materials, and research and files relating to the Purchased Intellectual Property; provided that Seller may retain copies of all of the foregoing items solely to be used for Seller’s tax, financial and accounting matters, the preparation of the audited financial statements contemplated by Section 6.5 and for prosecuting or defending any claims, causes of action, proceedings or litigation brought by or against Seller and which Seller shall keep confidential and not disclose except in connection with such uses;

(h) All contracts, leases, deeds, mortgages, licenses, instruments, commitments, undertakings and other agreements, commitments and legally binding arrangements, whether written or oral, including Intellectual Property Licenses, set forth on Schedule 1.1(h) (collectively, the “Assigned Contracts”);

(i) All of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets; provided, however, that Seller shall retain ownership of all rights under all such warranties, indemnitees and similar rights against third parties, ADI (as defined below), Purchaser, Parent, and ADI Software (including under the ADI Agreement (as defined below) affording or entitling Seller to recourse thereunder against third parties arising out of or in any way relating to any acts, omissions, events or circumstances occurring during or relating to the period prior to and through the Closing Date, or which rights may be the subject of any claims brought, made or asserted at any time (including after the Closing Date) against Seller or its officers, directors, owners, employees, agents or representatives; the referenced “ADI” being ADI, LLC (formerly known as and successor to Jove, LLC) and the referenced “ADI Agreement” being that certain Reseller Agreement between Seller and ADI, LLC;

(j) All rights to any actions of any nature available to Seller to the extent related to the Business, the Purchased Assets or the Assumed Liabilities, whether arising by counterclaim or otherwise; and provided, however, that Seller shall retain ownership of actions and claims of any nature available to Seller against third parties (other than against ADI, Purchaser, Parent and ADI Software) affording or entitling Seller to recourse against third parties with respect to any acts, omissions, events or circumstances arising or occurring during or relating to the period prior to and through the Closing Date, or in any way involving or relating to the conduct of Seller’s business prior to and through the Closing Date, or which are or may be the subject of any claims brought, made or asserted at any time (including after the Closing Date) against Seller or its officers, directors, owners, employees, agents or representatives; and

(k) The goodwill and going concern value of the Business (the “Goodwill”).

1.2. Excluded Assets. Under the terms of this Agreement, Purchaser will not purchase from Seller and Seller will retain the assets of Seller not constituting the Purchased Assets (collectively, the “Excluded Assets”), to include without limitation:

(a) A 2003 Toyota RAV4EV, a 2003 Toyota Sequoia, a trailer and two storage sheds;

(b) All oral and written contracts, leases, deeds, mortgages, licenses, agreements, instruments, commitments, undertakings, purchase orders or other legally binding arrangements that are not Assigned Contracts;

(c) Organizational documents, minute books, stock records and tax records of Seller;

(d) Sales tax permits or licenses;

(e) All insurance, insurance policies and insurance benefits, including all claims, rights and proceeds and prepaid premiums relating to the same; and

(f) All warranties, indemnities and similar rights against third parties excepted from the description of the Purchased Assets in Section 1.1(h) and all rights to any actions excepted from the description of the Purchased Assets in Section 1.1(i).

1.3. Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Purchased Assets shall be Four Million and 00/100 Dollars ($4,000,000.00), subject to adjustment pursuant to Section 1.5 hereof.  The Purchase Price shall be paid as follows:

(a) One Million Five Hundred Eleven Thousand Two Hundred Thirty-One and 98/100 Dollars ($1,511,231.98), less a $50,000 real estate lease assignment fee, and less the amount (the “Estimated Cash Deficiency”), if any, by which $250,000 exceeds the Beginning Closing Cash, shall be paid in cash by wire transfer of immediately available funds to the account specified by Seller in writing (the “Closing Day Cash Payment”); and

(b) Subject to the adjustments described in Section 1.3(c), Two Million Four Hundred Eighty-Eight Thousand Seven Hundred Sixty-Eight and 02/100 Dollars ($2,488,768.02) shall be paid with three subordinated promissory notes of Purchaser: (i) the first to be in an original principal amount of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) in the form attached hereto as Exhibit A (the “Short-Term Note”), (ii) the second to be in an original principal amount of One Million Seven Hundred Sixty-One Thousand Two Hundred Thirty-One and 97/100 Dollars ($1,761,231.97) in the form attached hereto as Exhibit B-1 (the “Balloon Holdover Note”), and (iii) the third to be in an original principal amount of Four Hundred Seventy-Seven Thousand Five Hundred Thirty-Six and 05/100 Dollars ($477,536.05) in the form attached hereto as Exhibit B-2 (the “Former Shareholder Tracking Holdover Note”). One million dollars ($1,000,000) of the principal amount of the Balloon Holdover Note shall be available to satisfy (i) any adjustments to the Purchase Price pursuant to Section 1.5, and (ii) any and all claims made by Purchaser or any other Purchaser Indemnitee against Seller pursuant to Section 5. Parent shall guarantee to Seller Purchaser’s payment and performance of all of Purchaser’s obligations and liabilities under the Notes (as defined below) by executing and delivering to Seller at Closing a guaranty in the form attached hereto as Exhibit C hereto (the “Guaranty”). The Short-Term Note, Balloon Holdover Note and Former Shareholder Tracking Holdover Note are also referred to in this Agreement together as the “Notes.”

(c) The aggregate principal amount of Balloon Holdover Note shall be increased by the amount of the Estimated Cash Deficiency and the amount (“Actual Cash Deficiency”), if any, by which the Beginning Closing Cash exceeds the Ending Closing Cash. The aggregate principal amount of the Short-Term Note shall be reduced by the amount of the Actual Cash Deficiency.

1.4. Allocation of Purchase Price. Seller and Purchaser agree that the Purchase Price shall be allocated among the Purchased Assets for all purposes as shown on the allocation schedule (the “Allocation Schedule”). A draft of the Allocation Schedule shall be prepared by Purchaser and delivered to Seller within sixty (60) days after the Closing Date.  For a period of ten (10) days after Purchaser provides the Allocation Schedule to Seller, Seller shall have the opportunity to review and comment on the Allocation Schedule. If Seller notifies Purchaser in writing that Seller objects to one or more items reflected in the Allocation Schedule, Purchaser and Seller shall negotiate in good faith to resolve such dispute; provided, however, that if Purchaser and Seller are unable to resolve any dispute with respect to the Allocation Schedule within twenty (20) days after the end of 10 day review and comment period, such dispute shall be referred to an impartial firm of  independent certified public accountants with offices in Austin, Texas and with no prior relationship with either Seller or Parent (the “Independent Accountants”), as mutually agreed to by Purchaser and Seller, for resolution as promptly as practicable. The Allocation Schedule as so agreed to or determined by the Independent Accountants shall be conclusive and binding upon the parties, and the parties agree that that all tax returns (including IRS Form 8594) and all financial statements of the parties shall be prepared in a manner consistent with (and the parties shall not otherwise file a tax return or take any tax position inconsistent with) the such Allocation Schedule. The fees and expenses of the Independent Accountants shall be borne equally by Purchaser and Seller.

1.5. Purchase Price Adjustment.

(a) Within 60 days after the Closing Date, Purchaser will prepare and deliver to Seller a statement setting forth its calculation of Closing Working Capital (the “Closing Working Capital Statement).  The Closing Working Capital Statement shall include only those categories of assets and liabilities and line items included in, and be in form consistent with, the working capital statement set forth on Schedule 1.5(a) (the “Illustrative Working Capital Statement”). The determination of Closing Working Capital shall be made in accordance with GAAP, and to the extent conforming with GAAP, in accordance with the accounting policies and practices consistent with those used in the preparation of the Illustrative Working Capital Statement. For the avoidance of doubt, if and to the extent the definition of Closing Working Capital or the Illustrative Working Capital Statement excludes any particular assets or liabilities from the computation of Closing Working Capital the same shall be excluded from such computation even though the excluded assets or liabilities might otherwise constitute a current asset or current liability in accordance with GAAP. “Closing Working Capital” means, as of the close of business on the Closing Date, (a) cash and cash equivalents (with any deposits posted to Seller’s bank accounts on or prior to the Closing Date to be included as a component of cash whether or not yet collected), accounts receivable, net of bad debt reserve, prepaid expenses and all other current assets of the Seller determined in accordance with GAAP, but excluding inventories and all Excluded Assets, minus (b) accounts payable and all other current liabilities of the Seller determined in accordance with GAAP, but excluding retainers, deferred revenues, accrued rent, accrued wages or compensation expenses, severance, accrued interest expense, current obligations under indebtedness arrangements and all other Excluded Liabilities, determined as set forth in this Section 1.5 and in accordance with the Illustrative Working Capital Statement.  The “Post-Closing Adjustment” shall be an amount equal to the Closing Working Capital minus $257,000 (the “Target Working Capital”). If the Post-Closing Adjustment is a positive number, the Purchase Price shall be increased by an amount equal to the Post Closing Adjustment. If the Post-Closing Adjustment is a negative number, then the Purchase Price shall be decreased by an amount equal to the Post Closing Adjustment.

(b) After receipt of the Closing Working Capital Statement, Seller will have 30 days (the “Review Period”) to review the Closing Working Capital Statement. As part of such review, Seller and Seller’s accountants will have reasonable access during normal business hours to the relevant books and records of Purchaser (and the right to copies of the same for review offsite), the personnel of, and work papers prepared by, Purchaser or Purchaser’s accountants to the extent that they relate to the Closing Working Capital Statement for the purpose of reviewing the Closing Working Capital Statement and to prepare a Statement of Objections.

(c) On or prior to the last day of the Review Period, Seller may object to the Closing Working Capital Statement by delivering to Purchaser a written statement setting forth Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for Seller’s disagreement (the “Statement of Objections”). If Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement shall be deemed to have been accepted by Seller. If Seller delivers the Statement of Objections before the expiration of the Review Period, Purchaser and Seller shall negotiate in good faith to resolve such objections within 30 days after delivery of the Statement of Objections, and, if so resolved within such 30 day period, the Post-Closing Adjustment, with any changes as may be agreed to in writing by Purchaser and Seller, shall be final and binding.

(d) If Seller and Purchaser are unable to resolve the objections set forth in the Statement of Objections within 30 days after delivery of such Statement of Objections to Purchaser, then such objections shall be resolved by the Independent Accountants, who shall act as experts and not arbitrators to resolve the specific items and amounts under dispute and make any adjustments to the Post-Closing Adjustment. The Independent Accountants will make a determination as soon as practicable within 30 days after their engagement (or such other time as the parties shall agree in writing) and their determination will be conclusive and binding upon the parties. The Seller and Purchaser will each pay one-half of the fees and expenses of the Independent Accountants.

(e) The aggregate principal amount of the Balloon Holdback Note shall be increased or reduced by the amount of the Post-Closing Adjustment on the date in which the Post-Closing Adjustment is finally determined pursuant to Section 1.5(c) or Section 1.5(d).

1.6. Assumption of Seller Liabilities. Subject to the terms and conditions set forth herein, Purchaser shall assume and agree to pay, perform and discharge only the following liabilities of Seller (collectively, the “Assumed Liabilities”):

(a) all obligations and liabilities arising and accruing after the Closing Date from the Customer Accounts and Assigned Contracts but only to the extent that such liabilities were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach or violation by Seller on or prior to the Closing Date.

(b) all work-in-progress with respect to Seller’s customers;

(c) all trade payables and accounts payable of Seller in connection with the Business that remain unpaid and are not delinquent as of the Closing Date to the extent included in the calculation of Closing Working Capital;

(d) all liabilities relating to the unperformed and unexpired portions of non-refundable fixed-price service/maintenance agreements that Seller has not recorded in its books and records and financial statements (“Unrecorded Service/Maintenance Liabilities”);

(e) up to a maximum total of $6,000 of Assumed Commission Liabilities (as defined in Section 6.3(b); and

(f) all liabilities of Seller included and taken into account in determining Closing Working Capital and Post-Closing Adjustment to the Purchase Price in accordance with Section 1.5.

1.7. Excluded Liabilities. Notwithstanding the provisions of Section 1.6 or any other provisions in this Agreement to the contrary, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any liabilities of Seller of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”), and the Seller shall pay and remain responsible for all such Excluded Liabilities.  Without limiting the generality of this Section 1.7, the Excluded Liabilities shall include, but not be limited to, the following:

(a) any liability of Seller arising from, or in connection with, the conduct of the Business on or prior to Closing or the ownership of the Purchased Assets by Seller on or prior to the Closing, including, without limitation, any such liabilities arising by reason of any violation or claimed violation by Seller, by acts or events or omissions arising or occurring prior to the Closing, of any federal, state or local law, rule, regulation, ordinance or any requirement of any governmental body;

(b) to the extent not covered by any applicable manufacturer’s warranty, any warranty liability of Seller or similar obligation of Seller arising from products sold or services rendered prior to the Closing Date;

(c) any liability of Seller related to or arising out of the Excluded Assets;

(d) any liability of Seller for any Taxes;

(e) except for up to a maximum of $6,000 of Assumed Commission Liabilities described in Section 6.3, any liability for any present or former employees, agents or independent contractors of Seller, including, without limitation, any liabilities associated with any claims for wages, bonuses, commissions or other benefits, severance, termination or other payments;

(f) any liability under any Benefit Plan (later defined), including without limitation, any employee benefit plan of or sponsored by Seller, any 401K plan or any other “employee pension benefit plan” as defined in Section 3(2) of ERISA (later defined);

(g) any liability or obligation with respect to indebtedness of Seller or any affiliate of Seller to any bank or other financial institution or to Gina Ross reflected as a liability on Seller’s Financial Statements or which may otherwise exist; and

(h) all trade payables and accounts payable of Seller not included in the calculation of Closing Working Capital.

1.8. Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (“Closing”) shall be held by the exchange of documents by mail or other delivery services or electronic delivery of documents and/or funds or at the offices of Messerli & Kramer P.A. on the date hereof, or at such other place and on such date as the Seller and Purchaser shall agree. The date on which the Closing occurs is referred to as the “Closing Date.”  The Closing shall be effective at the close of business on the Closing Date.

1.9. Continuation of Existence of Seller. Purchaser agrees that Seller shall not be required to dissolve and liquidate following the Closing and may continue to engage in business activities following the Closing provided Seller does not violate its obligations to Purchaser, or the prohibitions and restrictions to which Seller is subject, under Section 6.4.

SECTION 2.
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the correspondingly numbered Section of the Disclosure Schedule, Seller represents and warrants to Purchaser and Parent that the statements contained in this Section 2 are true and correct as of the date hereof:

2.1. Organization and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has full corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or as such business is currently conducted.  Seller has no subsidiaries.

2.2. Authority. Seller has full corporate power and authority to enter into this Agreement and each agreement, document and instrument to be executed and delivered by Seller pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and each such other agreement, document and instrument by Seller has been duly and validly authorized and approved by all necessary action on the part of Seller and no other action on the part of Seller or its shareholders is required in connection therewith.  This Agreement and each agreement, document and instrument to be executed and delivered by Seller pursuant to this Agreement constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of Seller, each enforceable in accordance with their respective terms, except to the extent that enforcement is limited by bankruptcy, insolvency, moratorium, conservatorship, receivership or similar laws of general application affecting creditors’ rights or by the application by a court of equity principles.

2.3. No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and each such agreement, document and instrument to be executed and delivered by Seller pursuant to this Agreement (a) does not and will not violate any foreign, federal, state, local or other laws, regulations or ordinances applicable to Seller; and (b) does not or will not violate any term or provision of Seller’s certificate of incorporation, bylaws or other organizational documents of Seller. No consent, waiver, approval, order, declaration, filing with or notice to, any governmental or regulatory authority, agency or court is required by or with respect to Seller in connection with the execution, delivery and performance of this Agreement and each agreement, document and instrument to be executed and delivered by Seller pursuant to this Agreement and the consummation of the transactions contemplated hereby and thereby; provided, however, that to the extent any Assigned Contract is not assignable or transferable without the consent of a third party, Seller has not obtained, and will not obtain, any consents, waivers or approvals of parties to the Assigned Contracts and Purchaser and Parent agree that Seller shall have no liability to them arising out of Seller’s failure to have obtained any such consents, waivers or approvals.

2.4. Financial Statements. True and complete copies of the following financial statements have been delivered to Purchaser and are set forth on Schedule 2.4(a): (i) reviewed balance sheets, statements of income and retained earnings, statements of cash flow and related notes to the foregoing as of and for the fiscal years ending December 31, 2009 and 2010 prepared and reviewed on the basis set forth and described in the Accountants’ Review Report accompanying such financial statements and included in the attachments constituting part of Schedule 2.4(a) (the “Reviewed Financial Statements”) and (ii) unaudited balance sheets and statements of income as of and for the period ending November 30, 2011 prepared by Seller in good faith for internal use in managing the Business and which are not in accordance with U.S. generally accepted accounting principles (“GAAP”) (the “Unaudited/Unreviewed Financial Statements” and together with the Reviewed Financial Statements, the “Financial Statements”). The Unaudited/Unreviewed balance sheet of Seller as of November 30, 2011 is referred to in this Agreement as the “Most Recent Balance Sheet.” The Financial Statements in each case were based on, and derived from, the financial books and records of Seller and were prepared using the accounting principles, policies and procedures set forth on Schedule 2.4(b). The Financial Statements fairly present in all material respects the financial condition of the Business as of the date thereof and the results of operations and cash flows of the Business for the time periods indicated. Schedule 2.4(c) sets forth a complete and accurate list of all accounts payable of Seller as of December 13, 2011, which list sets forth the aging of such accounts payable. Such list of accounts payable is Seller’s reasonable good faith estimate of the amount of Seller’s accounts payable as of such date and the actual amount of Seller’s accounts payable as of the Closing Date for purposes of this Agreement shall be determined in accordance with Section 1.5.

2.5. Revenues and Customer Accounts. The list of customers who have transacted business with the Seller since January 1, 2005 appearing as Schedule 1.1(d) is true and accurate in all respects, but those customers identified on such schedule as “Inactive” are now former customers and not currently active customers to which Sellers is currently providing services or products.  Seller has not received any notice from any current customer of the Business that the customer has terminated or intends to terminate its account or materially reduce the level of orders or services associated therewith after the Closing, or of any dispute with respect its account. To Seller’s Knowledge, no event or circumstance has occurred that with notice or lapse of time, or both, would constitute a default by Seller under any Customer Account.  To Seller’s Knowledge, each written customer contract is valid and binding, enforceable in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance and other similar laws relating to or affecting creditors’ rights generally and general equitable principles. Except as set forth in Schedule 2.5, Seller has not received and holds no security deposits or escrow deposits from any of its customers.  Except as set forth in Schedule 2.5, Seller is not servicing, and has not for at least twelve (12) months prior to the date hereof, serviced any customer who is a Customer Account for any period on a charge-free basis.  Seller invoices the Customer Accounts consistent with any written customer contracts to the extent applicable and invoices all other customers on a basis consistent with customary industry practices.  Except as set forth in Schedule 2.5, Seller is not presently offering, and has not, within the last twelve (12) months, offered any discount or allowance to any customer, including early payment discounts.  For purposes of this Agreement, “Seller’s Knowledge” shall mean the actual knowledge of Walter Ross, the sole shareholder, director and President of Seller, after reasonable inquiry by Walter Ross.

2.6. Accounts Receivable The Accounts Receivable reflected in the Financial Statements and the Accounts Receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by Seller in the ordinary course of business consistent with past practice; (b) are valid, undisputed claims not subject to counterclaims or setoffs and (c) are fully collectible in accordance with their terms, except to the extent of any bad-debt reserves shown in the Financial Statements.  Schedule 2.6 is a complete and accurate list of all Accounts Receivable of Seller as of December 13, 2011, which list sets forth the aging of such Accounts Receivable. Such list of accounts receivable is Seller’s reasonable good faith estimate of the amount of Seller’s accounts receivable as of such date and the actual amount of Seller’s accounts receivable as of the Closing Date for purposes of this Agreement shall be determined in accordance with Section 1.5.

2.7. Title to Assets. Seller has good and marketable title to, or a valid leasehold or license interest in, the Purchased Assets. Except as set forth in Schedule 2.7, none of the Purchased Assets is subject to any mortgage, pledge, lien, conditional sales agreement, security interest, encumbrance or other charge.  All of the personal property included in the Purchased Assets are in good repair and operating condition, normal wear and tear excepted.  The Purchased Assets are the only assets used in or otherwise necessary to operate the Business as currently conducted or proposed to be conducted.  None of the Excluded Assets are material to the Business.

2.8. Contracts.

  Schedule 2.8 includes a true and complete list of each written or oral contract, agreement or other arrangement to which Seller is a party or bound by and that is used in, held for use in, related to, or necessary for, the conduct of the Business (collectively, “Material Contracts”). Seller has delivered or made available to Purchaser true and correct copy of each written Material Contract (including all amendments, extensions or other modifications thereto and waivers thereunder as of the date hereof) and a written summary setting forth the terms and conditions of each oral Material Contract.  Each Material Contract is valid and binding in accordance with its terms and is in full force and effect. Except as set forth on Schedule 2.8, none of the Assigned Contracts has been terminated. No notice has been given by any party to a Material Contract to the other party of any alleged breach or default by any party thereunder, and Seller’s President has no actual knowledge of any intention or right of any party to declare another party to any of the Material Contracts to be in breach of or in default or otherwise to demand a refund. Seller is not in breach or default under any of the Material Contracts and, to Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time, or both, would constitute a default by Seller thereunder or result in a termination thereof.  There are no material disputes pending or, to Seller’s Knowledge, threatened under any Material Contract included in the Purchased Assets.

2.9. Intellectual Property.

(a) Schedule 2.9(a) lists all Purchased Intellectual Property.  The Purchased Assets include all Purchased Intellectual Property that is, individually or in the aggregate, used in or material to the Business.  Seller is the sole owner of and possesses all right, title and interest in and to the Purchased Intellectual Property, free and clear of mortgages, pledges, liens, conditional sales agreements, security interests, encumbrances or other charges. Except as set forth in Schedule 2.9, Seller has not granted to any person any license or sublicense, option, consent, right of first or last offer, or negotiation or other rights or authority in or to any of the Purchased Intellectual Property. Seller is in full compliance with all legal requirements applicable to the Purchased Intellectual Property and Seller’s ownership and use thereof. All users of Seller’s software (whether on-premise or by SaaS subscription) are mere licensees and have no right or claim to ownership of the software.

(b) Schedule 2.9(b)(i) lists all Intellectual Property Licenses. Seller has provided Buyer with true and complete copies of all of such Intellectual Property Licenses. All such Intellectual Property Licenses are valid, binding and enforceable between Seller and the other parties thereto.  Except as set forth in Schedule 2.9(b)(ii), Seller has not sold any unauthorized licenses and support services to any customers, and Seller is not in breach or default of any Intellectual Property Licenses. None of the Software and Information Technology contains or uses any proprietary source code, object code or other proprietary information technology of the ADI Time source code and documentation.

(c) No interference actions or other judicial or adversary proceedings, or other disputes, concerning the Purchased Intellectual Property and Intellectual Property Licenses are outstanding or pending and, to Seller’s Knowledge, no such action or proceeding is threatened. Seller has the right and authority to use the Purchased Intellectual Property and Intellectual Property Licenses in connection with the conduct of the Business in the manner presently conducted and has not received notice, and has no reason to believe, that such use conflicts with, infringes upon or violates any rights of any other person, firm or corporation.

(d) Seller has taken all actions it reasonably believes are necessary to maintain and protect each item of Purchased Intellectual Property.  Seller has taken reasonable measures to safeguard the confidentiality and value of all Purchased Intellectual Property comprising trade secrets or other confidential information.  Each present or past employee, officer or consultant of Seller who has been involved in the development or conception of any part of any of the Purchased Intellectual Property either: (i) is a party to an agreement that, to the extent permitted by law, conveys or obligates such person to convey to Seller any and all right, title and interest in and to all such Purchased Intellectual Property developed by such Person in connection with such person’s employment with or engagement by Seller; or (ii) otherwise has by operation of law, to the extent permitted by law, vested in Seller any and all right, title and interest in and to all the Purchased Intellectual Property developed by such person in connection with such person’s employment with or engagement by Seller.

(e) Schedule 2.9(e) lists all licenses, sublicenses, end user agreements and other agreements pursuant to which Seller grants rights or authority to any person with respect to any Purchased Intellectual Property or Intellectual Property Licenses. Seller has provided Buyer with true and complete copies of all of such agreements. All such agreements are valid, binding and enforceable between Seller and the other parties thereto. To Seller’s Knowledge, no person has infringed, violated or misappropriated, or is infringing, violating or misappropriating, any of the Purchased Intellectual Property.

(f) For all purposes of this Agreement, the definitions set forth below shall apply:

(i) “Purchased Intellectual Property” means all Intellectual Property that is owned by Seller and currently licensed or used in or necessary for the conduct of the Business as currently conducted.

(ii) “Intellectual Property Licenses” means all licenses, sublicenses, reseller agreements and other agreements by or through which other persons grant Seller rights or interests in or to any Intellectual Property that is used in or necessary for the conduct of the Business as currently conducted.

(iii) “Intellectual Property” means all intellectual property or other proprietary rights of every kind throughout the world, both domestic and foreign, including all inventions and improvements thereon, Patents, Trademarks, Domain Names, Trademark Rights, Copyrights, Software and Information Technology and trade secrets and Seller’s name “Legiant.”

(iv) “Patents” means the United States patents and patent applications, including any continuations, divisionals, continuations in part, or reissues of patent applications and patents issuing thereon and any past, present or future claims or cause of action arising out of or related to any infringement or misappropriation of any of the foregoing.

(v) “Trademarks” means the trademark registrations and applications for trademark registrations, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, and any past, present or future claims or causes of action arising out of our related to any infringement or misappropriation of any of the foregoing.

(vi) “Domain Names” means the internet domain names and all registrations, applications and renewals related to the foregoing.

(vii) “Trademark Rights” means all common law rights in the United States in trade names, corporate names, logos, slogans, designs, trade dress, and unregistered trademarks and service marks, together with all translations, adaptations, derivations and combinations thereof, and the goodwill associated with any of the foregoing.

(viii) “Copyrights” means all copyrightable works, and all United States and foreign registered copyrights and applications, registrations and renewals therefore, and any past, present or future claims or cause of actions arising out of or related to any infringement or misappropriation of any of the foregoing,.

(ix) “Software and Information Technology” means, collectively, all (A) software, applications, systems, programs, source code, object code, logic, logic diagrams, flowcharts, algorithms, routines, sub-routines, utilities, tools, modules, file structures, coding sheets, coding, functional specifications, program specifications, designs,  technical data, improvements, modifications, and versions thereof, and any documentation and other tangible embodiments of the foregoing, whether in eye readable or machine readable form; (B) know-how, methodology, procedures, techniques,  processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), creations, analyses, research and development, confidential information, information technology and trade secrets, in any form whether or not specifically listed herein; (C) training manuals, user guides, end user information and similar information, materials and documentation, and (D) all related technology information, that in the case of (A)-(D) are used in, incorporated in, embodied in or displayed by any of the  products or services developed, manufactured, marketed, licensed or sold in connection with the Business or the Purchased Assets, or are used in the design, development, reproduction, maintenance or modification of any of products or services developed, manufactured, marketed, licensed or sold in connection with the Business or the Purchased Assets.

2.10. Employees.

(a) Schedule 2.10 contains a list of all persons who are employees, consultants or contractors of Seller as the date hereof, and sets forth for such person the following: (i) name; (ii) title or position; (iii) full-time or part-time status; (iv) hire date; (v) current base compensation or wage rate; (vi) commission, bonus or other incentive-based compensation; (vii) severance and change in control benefits; and (viii) a description of any fringe benefits provided to such person. Except for the Assumed Commission Liabilities described in Section 6.3(b), all compensation, commissions, bonuses and other amounts payable to current or former employees, consultants or contractors of Seller for services performed on or prior to the date hereof have been paid in full, and except for such Assumed Commission Liabilities there are no outstanding agreements, understandings or commitments of Seller with respect to any commissions, bonuses or increases in compensation.

(b) Seller has complied in all material respects with all applicable laws and regulations respecting labor, employment, fair employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, harassment, immigration, wages, hours, benefits, health and safety, workers’ compensation and unemployment insurance.  All individuals characterized and treated by Seller as consultants or contractors are properly treated as independent contractors under all applicable laws.  There are no investigations, actions, suits or proceedings pending, or to Seller’s Knowledge, threatened to be brought or filed, by or with any governmental authority, court or arbitrator in connection with the employment of any current or former employee, consultant or contractor of Seller, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable laws. There is no collective bargaining agreement in effect or contemplated to be in effect by Seller for its employees.

2.11. Products and Product Warranties. Seller owns, leases or licenses from third parties all of the tools, dies and specifications for, and all intellectual property and other rights to manufacture and sell or license the Seller’s products.  There are no breach of warranty claims currently pending against Seller, or to Seller’s Knowledge, threatened against Seller, regarding any product or service sold, leased, licensed or delivered by Seller.

2.12. Product Liability. To Seller’s Knowledge, Seller has no liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any liability) arising out of any injury to individuals or property as a result of the ownership, possession or use of any product sold, leased or delivered or services rendered by Seller.

2.13. Litigation. There are no suits, actions or administrative, arbitration or other proceedings or governmental investigations pending or, to Seller’s Knowledge, threatened against or relating to Seller, the Business or the Purchased Assets or that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  Seller is not otherwise engaged as a party in any suit, action or administrative, arbitration or other proceeding.  Seller has not entered into nor is subject to any consent decree, compliance order or administrative order with respect to any of the Purchased Assets or the Business.  Seller has not received any request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim with respect to the Purchased Assets or the Business.  Seller has not been named by the U.S. Environmental Protection Agency or a state environmental agency as a potentially responsible party (or similar designation under applicable state law) in connection with any site at which hazardous substances, hazardous materials, toxic substances, oil or petroleum products have been released or are threatened to be released.

2.14. Absence of Undisclosed Liabilities. Except as set forth on Schedule 2.14 and except for (i) liabilities and obligations reflected or reserved against in the Financial Statements and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practices after the date of the Most Current Balance Sheet, Seller does not have any liability or obligation of any nature that would be required by GAAP to be set forth on a balance sheet of Seller and that would be, individually or in the aggregate, material in amount.

2.15. Taxes. After Closing and as a result of the transactions contemplated by this Agreement, Purchaser will not be responsible or liable for any federal, state and local income, profits, gross receipts, franchise, sales, use, occupation, real or personal property, value-added, ad valorem, withholding, social security, payroll, excise and other taxes, charges, levies, tariffs, duties, liabilities, assessments, fees and governmental charges (including for any interest, penalties or other expenses related thereto) (collectively, “Taxes”) related to Seller’s pre-Closing operations, nor will Seller or the Purchased Assets be subject to any lien or other claim by any federal, state or local governmental authority relating to any such Taxes.  No tax audit, actions, suit, proceeding or claim is now pending or, to Seller’s Knowledge, threatened against Seller or the Purchased Assets.

2.16. Absence of Certain Changes. Except as provided in the Schedule 2.16 hereto, since December 31, 2010, Seller has conducted the Business in the ordinary course of business consistent with past practices and there has not been:

(a) any change in the condition (financial or otherwise), properties, assets, liabilities, business, prospects or operations of Seller which change, by itself or in conjunction with all other such changes, has been or is likely to be materially adverse with respect to Seller’s Business, the value of the Purchased Assets or the ability of Seller to consummate the transactions contemplated hereby, in each case taken as whole;

(b) any purchase, sale, license or other disposition, or any agreement or other arrangement for the purchase, sale, license or other disposition, of any part of the Purchased Assets other than purchases and sales in the ordinary course of business

(c) except for grants of licenses or sublicenses in the ordinary course of business consistent with past practices (including to Seller’s customers), any transfer, assignment or grant of any license or sublicense of any material rights under or with respect to any Purchased Intellectual Property or Intellectual Property Licenses;

(d) any damage, destruction or loss, whether or not covered by insurance, adversely affecting the Purchased Assets or Seller in excess of $10,000 per single occurrence;

(e) any mortgage or pledge of any of the Purchased Assets or any waiver of any material rights with respect to any of the Purchased Assets or the Business;

(f) any acceleration, termination, modification or cancellation of any agreement, contract, lease or license (or series of related agreements, contracts, leases or licenses) involving more than $10,000 to which Seller is a party or by which it is bound and which is an Assigned Contract or is related to the Business;

(g) any adoption, amendment, modification or termination of any bonus, profit sharing, incentive, severance or other plan, agreement or commitment for the benefit of any employee of Seller;

(h) any material change in any method of accounting or accounting practice for the Business, except as required by the accounting principles and standards governing the preparation and presentation of the Financial Statements which are referenced in Section 2.4 or as disclosed in the notes to the Financial Statements;

(i) any material change in cash management practices and polices, practices and procedures with respect to collection of Accounts Receivable, establishment of reserves for uncollectible Accounts Receivable, accrual of Accounts Receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue, and acceptance of customer deposits; or

(j) any agreement or understanding, whether in writing or otherwise, for Seller to take any of the foregoing actions, or any action or omission that would result in any of the foregoing.

2.17. Compliance with Laws. Seller is not in material violation of any laws, rules or regulations which apply to the conduct of Seller’s Business or properties which violation has had or may be expected to have a material adverse effect on the Purchased Assets or Seller’s business, financial condition or results of operations.  There has never been any material citation, fine or penalty imposed, asserted or threatened against Seller under any foreign, federal, state, local or other law or regulation relating to employment, immigration, occupational safety, zoning or environmental matters. To Seller’s Knowledge, no circumstances, occurrences or conditions exist that are reasonably likely to result in the imposition or assertion of such a material citation, fine or penalty, nor has Seller received any notice to the effect that Seller is in violation of any such laws or regulations.  Schedule 2.17 sets forth each license, permit, certificate, approval or other similar authorization  used in, or held for use in, the Business by Seller or related to the Purchased Assets as of the date hereof.

2.18. Employee Benefit Plans. After Closing and as a result of the transactions contemplated by this Agreement, Purchaser and Parent shall not be responsible or liable for any payments or other obligations of Seller related to any employee benefit plans, as that term is defined in Section 3(3) of ERISA, and fringe benefit plans, as that term is defined in Section 6039D(d) of the Code, which now are or ever have been maintained by Seller (or any subsidiary of Seller) or to which Seller (or any subsidiary of Seller) now has or has ever had an obligation to contribute (the “Employee Benefit Plans”).

2.19. Insurance. The Purchased Assets and operations of Seller’s Business are insured to the extent disclosed in the Schedule 2.19 hereto, including general liability and errors and omissions insurance policies.  All such present policies of insurance are in full force and effect, all premiums with respect thereto are currently paid and Seller is in compliance with the terms thereof.

2.20. Finders’ Fees. Except as disclosed in Schedule 2.20, neither Seller nor its shareholders has incurred or will incur or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

2.21. Completeness. No representation, warranty or statement contained in this Agreement and in the Disclosure Schedule to this Agreement or any certificate or other document furnished or to be furnished by Seller pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements stated therein, in light of the circumstances in which they are made, not misleading.

SECTION 3.
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Each of Purchaser and Parent represents and warrants to Seller that the statements contained in this Section 3 are true and correct as of the date hereof.

3.1. Organization. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser and Parent each has full limited liability company or corporate power and authority, respectively, to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or as such business is currently conducted.

3.2. Authority. Purchaser has full limited liability company power and authority, and Parent has full corporate power and authority, to enter into this Agreement and each agreement, document and instrument to be executed and delivered by Purchaser and Parent, as applicable, pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and each such other agreement, document and instrument to which the Purchaser or Parent is a party have been duly and validly authorized and approved by all necessary action on the part of Purchaser and Parent, as applicable, and no other action on the part of Purchaser and Parent, as applicable, is required in connection therewith.  This Agreement and each agreement, document and instrument to be executed and delivered by Purchaser and Parent pursuant to this Agreement constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of each of Purchaser and Parent, as applicable, enforceable against Purchaser and Parent in accordance with their respective terms, except to the extent that enforcement is limited by bankruptcy, insolvency, moratorium, conservatorship, receivership or similar laws of general application affecting creditors’ rights or by the application by a court of equity principles.

3.3. No Conflicts; Consents. The execution, delivery and performance by Purchaser and Parent of this Agreement and each such agreement, document and instrument to be executed and delivered by them pursuant to this Agreement (a) does not and will not violate any foreign, federal, state, local or other laws, regulations or ordinances applicable to Purchaser or Parent; and (b) does not or will not violate any term or provision of the organizational documents of Purchaser or Parent. No consent or waiver by, approval of, or designation, declaration or filing with, or notice to, any governmental or regulatory authority or court is required by or in connection with the execution, delivery and performance by Purchaser or Parent of this Agreement and each agreement, document and instrument to be executed and delivered by Purchaser and Parent pursuant to this Agreement, other than compliance by Parent with applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The execution, delivery and performance of this Agreement by Purchaser and Parent and each such agreement, document and instrument to be executed and delivered by them pursuant to this Agreement do not and will not result in a breach of, or constitute a default under, that certain credit agreement dated September 28, 2011 between Parent and JPMorgan Chase Bank, N.A.

3.4. Litigation. There is no pending action, suit, investigation or proceeding that has been commenced against Purchaser or Parent (i) that challenges or may have the effect of preventing, delaying or otherwise interfering with the transactions contemplated hereby or (ii) which could adversely effect in any material respect Purchaser’s or Parent’s ability to perform their respect obligations under this Agreement or any other agreement, document or instrument to be executed and delivered by Purchaser or Parent pursuant to this Agreement.  To Purchaser’s and Parent’s knowledge, no such suit, investigation or proceeding has been threatened.

3.5. Finders’ Fees. Neither Purchaser nor Parent has incurred or will incur or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

SECTION 4.
CLOSING DELIVERABLES

4.1. Deliveries to be Made by Seller at Closing. At the Closing, the following shall be delivered by Seller to Purchaser:

(a) Possession of the Purchased Assets;

(b) A bill of sale in the form attached hereto as Exhibit D (“Bill of Sale”) and duly executed by Seller, conveying free, clear and unencumbered title to the tangible personal property included in the Purchased Assets to Purchaser;

(c) An assignment and assumption agreement in the form attached hereto as Exhibit E (“Assignment and Assumption Agreement”) and duly executed by Seller, effecting the assignment to and assumption by Purchaser of the Purchased Assets and Assumed Liabilities;

(d) Such documents of assignment and transfer in the forms attached hereto as Exhibit F duly executed by Seller (the “Intellectual Property Assignments”), transferring all of Seller’s right, title and interest in and to any of Purchased Intellectual Property and Intellectual Property Licenses to Purchaser;

(e) A power of attorney in the form attached hereto as Exhibit G and duly executed by Seller;

(f) A non-competition and non-solicitation agreement from Walter Ross in the form attached hereto as Exhibit H (the “Non-Competition agreement”), duly executed by Walter Ross;

(g) A conditional license agreement in the form attached hereto as Exhibit I (the “License Agreement”), duly executed by Walter Ross;

(h) A subordination agreement with JP Morgan Chase Bank, N.A. (the “Bank”) (the “Subordination Agreement”), duly executed by Seller;

(i) A consent to assignment (the “Lease Assignment”) for that certain sublease dated December 12, 2003 between Seller and WB One & Two, Ltd. (“Landlord”), duly executed by Seller and Landlord;

(j) A written statement setting forth the amount of Seller’s cash and cash equivalents, calculated in accordance with GAAP, as of 12:01 a.m. on the Closing Date (“Beginning Cash Close”) and as of the close of business on the Closing Date (“Ending Closing Cash”), certified by the President of Seller;

(k) A certificate duly executed by Walter Ross, pursuant to Section 3.1 of the License Agreement;

(l) Resolutions duly adopted by the Board of Directors of Seller and shareholders of Seller, each authorizing the execution, delivery and performance of this Agreement, such other agreement, document and instrument required to be delivered pursuant to the Agreement to which Seller is a party, and the transactions contemplated hereby and thereby, certified by a duly authorized officer;

(m) The certificate of the Secretary (or equivalent officer) of Seller certifying the names and signatures of the officers of Seller authorized to sign this Agreement and the other agreements, documents and instruments to be delivered pursuant to this Agreement; and

(n) Such other documents, certificates or instruments as Purchaser or Parent reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

4.2. Deliveries to be Made by Purchaser at Closing. At Closing, the following shall be delivered by Purchaser to Seller:

(a) The Closing Day Cash Payment;

(b) The Notes duly executed by Purchaser;

(c) The License Agreement duly executed by Purchaser and Parent;

(d) The Guaranty duly executed by Parent;

(e) The Assignment and Assumption Agreement duly executed by Purchaser;

(f) The Non-Competition Agreement duly executed by Purchaser and Parent;

(g) The Subordination Agreement duly executed by Purchaser and Bank;

(h) The Lease Assignment duly executed by Parent;

(i) Resolutions duly adopted by the board of directors of Parent and the sole member of Purchaser, each authorizing the execution, delivery and performance of this Agreement, such other agreement, document and instrument required to be delivered pursuant to the Agreement to which Parent or Purchaser is a party, and the transactions contemplated hereby and thereby, certified by a duly authorized officer of Parent and Purchaser;

(j) The certificate of the Secretary (or equivalent officer) of each of Purchaser and Parent certifying the names and signatures of the officers of Purchaser and Parent authorized to sign this Agreement and the other agreements, documents and instruments to be delivered pursuant to this Agreement; and

(k) Such other documents, certificates or instruments as Seller reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

4.3. Deposit of Source Code. At Closing, Parent and Purchaser will send via federal express a sealed envelope, signed by Walter Ross, Parent and Purchaser, containing the Source Code and Documentation (as defined in the License Agreement) to Messerli & Kramer P.A., as interim escrow agent.

SECTION 5.
SURVIVAL OF REPRESENTATIONS AND WARRANTIES
AND INDEMNIFICATIONS

5.1. Survival of Representations and Warranties. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided, that the representations and warranties in Section 2.1, Section 2.2, Section 2.7, Section 2.20, Section 3.1, Section 3.2, and Section 3.5 shall survive indefinitely, and the representations and warranties in Section 2.9, Section 2.15 and Section 2.18 shall survive for the full period of all applicable statute of limitations or tolling period with respect to the matter at issue.  All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified herein. Notwithstanding the above limitations, indemnification for matters fraudulently concealed by any party hereto shall extend indefinitely or until the applicable statute of limitations or tolling period.

5.2. Indemnification by Seller. Seller covenants and agrees to defend, indemnify and hold harmless Purchaser, Parent and their respective officers, directors, members, affiliates, employees, agents, successors and permitted assigns (collectively, the “Purchaser Indemnitees”) from and against, and pay or reimburse the Purchaser Indemnitees for any and all claims, demands, losses, damages, liabilities, strict liabilities, obligations, fines, costs and expenses (including interest and penalties with respect thereto and reasonable attorneys’ fees and out-of-pocket expenses and costs of investigation), or other damages (whether absolute, accrued, conditional or otherwise and whether or not resulting from third party claims) fixed or contingent, liquidated or unliquidated, matured or unmatured and all demands, assessments, judgments (collectively, “Losses”), resulting from or arising out of:

(a) any inaccuracy in or breach of any representation or warranty made by Seller herein or by Seller in any agreement, document or instrument delivered by or on behalf of Seller pursuant to this Agreement;

(b) Subject to Section 6.6, Seller’s conduct of the Business or ownership of the Purchased Assets prior to the Closing Date; but specifically excluding the Assumed Liabilities;

(c) any act of fraud related to this Agreement;

(d) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller hereunder or by Seller pursuant to any agreement, document or instrument delivered by or on behalf of Seller pursuant to this Agreement;

(e) any Excluded Asset or any third party claim or other liabilities arising from any Excluded Asset;

(f) any Excluded Liabilities;

(g) any non-compliance by Seller with any applicable fraudulent transfer or bulk sales law; and

(h) any and all liabilities for Taxes owed by Seller; or

(i) all actions, suits, proceedings, demands, assessments or judgments (including all reasonable attorney fees and expenses) incident to any of the foregoing.

5.3. Reimbursement. If a Purchaser Indemnitee has a claim for indemnification under Section 5.2, the Purchaser Indemnitee will deliver prompt written notice to Seller stating in reasonable detail the nature and basis for such claim and the amount, to the extent known, of such claim. If the Seller disputes such claim for indemnification, it shall notify the Purchaser Indemnitee within 30 days after delivery of the notice of such claim by Purchaser Indemnitee, and the Seller and Purchaser Indemnitee will proceed in good faith to negotiate a resolution of such dispute. If the dispute is not resolved within 30 days after the commencement of negotiations, either Seller or the Purchaser Indemnitee may initiate litigation in accordance with Section 7.3. If the Seller does not dispute such claim for indemnification, the Seller will pay the amount of Loss to the Purchaser Indemnitee.  Subject to Section 5.4, Seller will pay the amount of any Loss incurred by the Purchaser Indemnitee within 10 days following the determination of Seller’s liability for and the amount of such Loss (whether such determination is made pursuant to the procedures set forth under this Section 5.3, by agreement between the Seller and the Purchaser Indemnitee or by final adjudication).

5.4. Offset Against Balloon Holdback Note. Purchaser Indemnitees will recoup all or any part of any Losses incurred by the Purchaser Indemnitees under this Agreement, first, exclusively by offsetting such Losses in an amount not to exceed $1,000,000 in the aggregate as to all Purchaser Indemnitees against up to $1,000,000 of total principal and accrued interest due and payable by Purchaser to Seller under the Balloon Holdback Note. If and to the extent upon and after the maturity date of the Balloon Holdback Note there should be insufficient principal and accrued interest due and payable by Purchaser to Seller under the Balloon Holdback Note to cover by offset the aggregate Losses of all Purchaser Indemnitees’ up to such maximum $1,000,000 of Losses (the amount of such aggregate Losses up to such maximum amount not so covered by offset being the “Loss Deficiency”), then on and after the maturity of the Balloon Holdback Note the Purchaser Indemnitees may recoup such Loss Deficiency by reimbursement directly from Seller pursuant to Section 5.3; provided, however, that consistent with Section 5.8(a) the maximum amount of aggregate Losses of all Purchaser Indemnitees which Purchaser Indemnitees may recover by offset against the Balloon Holdback Note and directly from Seller shall not exceed the $1,000,000 Cap provided for in that Section.  If any claim for indemnification is under dispute by Seller at the time of a scheduled payment under the Balloon Holdback Note, the amount of Losses underlying the applicable claim, as reasonably estimated by the Purchaser Indemnitee, plus $100,000 (the “Holdback Amount”) shall be withheld by Purchaser from such payment until final resolution of the dispute and Purchaser shall pay the remainder, if any, of the scheduled payment under the Balloon Holdback Note. The failure of the Purchaser to pay the Holdback Amount on the applicable payment date under the Balloon Holdback Note in connection with its exercise of its offset rights as permitted by this Section 5.4 shall not constitute an Event of Default under the Balloon Holdback Note, Former Shareholder Tracking Holdback Note, the License Agreement or the Guaranty. Purchaser Indemnitees shall not be entitled to offset against the Short-Term Note and the Former Shareholder Tracking Holdback Note any Losses for which they may be entitled to indemnification under this Agreement.

5.5. Indemnification by Purchaser. Purchaser covenants and agrees to defend, indemnify and hold harmless Seller, its officers, directors, employees, agents, successors and permitted assigns (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse Seller Indemnitees for all Losses resulting from or arising out of:

(a) any inaccuracy in or breach of any representation or warranty when made or deemed made by Purchaser or Parent herein or in any agreement, document or instrument delivered by or on behalf of Purchaser or Parent pursuant to this Agreement;

(b) any act of fraud related to this Agreement;

(c) any breach or non-fulfillment of  any  covenant, agreement or obligation to be performed by Purchaser of Parent hereunder or pursuant to any agreement, document or instrument delivered by or on behalf of Purchaser of Parent pursuant to this Agreement;

(d) any of the Assumed Liabilities or Purchaser’s or Parent’s failure to pay and perform the Assumed Liabilities in accordance with their terms;

(e) Purchaser’s or Parent’s operation of the Business after the Closing Date; and

(f) all actions, suits proceedings, demands, assessments or judgments (including all reasonable attorney fees and expenses) incident to any of the foregoing.

5.6. Reimbursement. If a Seller Indemnitee has a claim for indemnification under Section 5.5, the Seller Indemnitee will deliver prompt written notice to Purchaser stating in reasonable detail the nature and basis for such claim and the amount, to the extent known, of such claim. If the Purchaser disputes such claim for indemnification, it shall notify the Seller Indemnitee within 30 days after delivery of the notice of such claim by Seller Indemnitee, and the Purchaser and Seller Indemnitee will proceed in good faith to negotiate a resolution of such dispute. If the dispute is not resolved within 30 days after the commencement of negotiations, either Purchaser or the Seller Indemnitee may initiate litigation in accordance with Section 7.3. If the Purchaser does not dispute such claim for indemnification, the Purchaser will pay the amount of Loss to the Seller Indemnitee.  Purchaser will pay the amount of any Loss incurred by the Seller Indemnitee within 10 days following the determination of Purchaser’s liability for and the amount of such Loss (whether such determination is made pursuant to the procedures set forth under this Section 5.6, by agreement between the Purchaser and the Seller Indemnitee or by final adjudication).

5.7. Matters Involving Third Parties.

(a) If any third party shall notify any party entitled to indemnification under Section 5 (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the party from whom indemnification is claimed (the “Indemnifying Party”) under this Section 5, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party forfeits rights or defenses by reason of such failure.

(b) The Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim at the Indemnifying Party’s expense, with counsel of its choice reasonably satisfactory to the Indemnified Party, so long as (A) the Indemnifying Party notifies the Indemnified Party in writing within twenty (20) business days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against any Losses the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (B) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (C) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to materially adversely affect the business of the Indemnified Party, and (D) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 5.7(b) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld or delayed unreasonably), and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld or delayed unreasonably).

(d) In the event any of the conditions in Section 5.7(b) above is or becomes unsatisfied, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate but only after the approval of the Indemnifying Party (which approval shall not be unreasonably withheld or delayed), (B) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the reasonable costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses incurred by the Indemnified Party), and (C) subject to the limitations contained in this Section 5, the Indemnifying Party will remain responsible for any Losses the Indemnified Party may suffer resulting from arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 5.

5.8. Limitations on Indemnification.

(a) Except as set forth in Section 5.8 below, Seller shall not be liable to Purchaser Indemnitees under this Agreement unless and until the aggregate amount of all Losses in respect of indemnification under Section 5.2 exceeds Fifty Thousand Dollars ($50,000), (the “Basket Amount”) after which Seller shall be liable only for such Losses in excess of the Basket Amount.  The maximum aggregate obligation of Seller with respect to all matters for which Purchaser Indemnitees may seek indemnification under this Agreement shall not exceed $1,000,000 in the aggregate as to all Purchaser Indemnitees (the “Cap”).

(b) Except as set forth in Section 5.8 below, Purchaser shall not be liable to Seller Indemnitees under this Agreement unless and until the aggregate amount of all Losses in respect of indemnification under Section 5.5 exceeds Fifty Thousand Dollars ($50,000) (the “Seller’s Basket Amount”) after which Purchaser shall be liable only for such Losses in excess of the Seller’s Basket Amount.  The maximum aggregate obligation of Purchaser with respect to all matters for which Seller Indemnitees may seek indemnification under this Agreement shall not exceed $1,000,000 (the “Seller’s Cap”).

(c) The Basket Amount shall not apply to any claim made by Purchaser based upon the representations and warranties of Seller contained in Section 2.1, Section 2.2, Section 2.7, Section 2.9, Section 2.15, Section 2.18, and Section 2.20.  The Seller’s Basket Amount shall not apply to any claim made by Seller based upon the representations and warranties of Purchaser or Parent contained in Section 3.1, Section 3.2, and Section 3.5.  Notwithstanding anything to the contrary contained herein, neither the Basket Amount nor the Seller’s Basket Amount shall apply to any indemnification claims resulting from a fraudulent breach by the Seller or Purchaser or Parent, as applicable, of any of their respective representations, warranties or covenants under this Agreement.

5.9. Miscellaneous Indemnification Matters. In determining the amount of any Losses suffered by an indemnitee for which it is entitled to payment or indemnification pursuant hereto or otherwise, there shall be taken into account any insurance proceeds or other amounts actually received by the indemnitee and attributable to or derived from such Loss.

5.10. Exclusive Remedy. Subject to Section 6.4, the sole and exclusive remedy with respect to any Losses under this Agreement (other than claims arising from fraud or willful breach) shall be pursuant to the indemnification provisions set forth in this Section 5.

SECTION 6.
COVENANTS AND AGREEMENTS

6.1. Collection on Accounts Receivable. On or after the Closing Date, Purchaser shall have the right and authority to collect for Purchaser’s account all receivables which constitute a part of the Purchased assets.  Following the Closing Date, Seller shall promptly remit to Purchaser, or reimburse Purchaser for, all amounts, and endorse or remit to Purchaser the proceeds of all checks, drafts, notes, or other documents, received by Seller that should have otherwise been paid to Purchaser.

6.2. Notice to Customer Accounts. In order to promote the smooth transition of the Business and Customer Accounts to Purchaser after Closing, Seller shall cooperate with Purchaser in providing notice to each Customer Account advising each such Customer Account of the sale of the Business to Purchaser.

6.3. Employee Matters.

(a) Commencing on the Closing date, Seller shall terminate all employees Seller who are actively at work on the Closing Date.  Seller acknowledges that Purchaser is not obligated to offer employment to any of Seller’s employees and that, at Purchaser’s sole discretion, Purchaser may offer employment, on an “at-will” basis, to any such employees.  All terms of employment for such employees shall be at the discretion of Purchaser and all benefits and other terms are subject to change as determined by Purchaser in its sole and absolute discretion.

(b) Subject to the last sentence of this Section 6.3(b), Seller acknowledges and agrees with Purchaser that Seller shall be solely responsible, and Purchaser shall have no obligations whatsoever, for all compensation and other amounts payable to current and former employees of Seller through the close of business on the Closing Date, whether or not accrued on the books of Seller as of the Closing Date, including, but not limited to, hourly pay, salary, commission, bonus, vacation pay, sick leave, COBRA (later defined) benefits, termination and severance payments, and fringe benefits, and Seller shall pay all such amounts to entitled employees on or prior to the Closing Date.  For the purposes of this Agreement, “COBRA” shall mean health insurance continuation coverage as required by Section 4980B of the Code and Sections 601 through 609 of ERISA or as required by any applicable state law. Seller shall retain liability for all payroll and other obligations of Seller to Seller’s PEO provider, which is Insperity (formerly known as Administaff), and all of the same shall be Excluded Liabilities. Anything in the first sentence of this Section 6.3(b) to the contrary notwithstanding, (i) Purchaser shall assume and be liable and responsible for paying up to a maximum total of $6,000 of commissions due and payable by Seller to Seller’s employees (whether or not hired by Purchaser in its discretion) with respect to all orders booked or invoiced prior to the Closing Date and in accordance with Seller’s standard commission agreement and policy set forth in Schedule 6.3(b), (“Assumed Commission Liabilities”).

(c) Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees or agents of Seller which claims relate to events occurring prior to the Closing Date.  Seller also shall remain solely responsible for all workers’ compensation claims of any current or former employees or agents of Seller which relate to events occurring prior to the Closing Date.  Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

(d) Following the Closing Date, Purchaser shall bear sole responsibility for instructing and supervising employees of Seller hired by Purchaser and shall be responsible for providing compensation and benefits to all employees of Seller hired by Purchaser for periods on and after the Closing Date during the respective periods of employment of such employees with Purchaser.

6.4. Non-Competition and Non-Solicitation.

(a) Seller covenants and agrees that for a period of five (5) years from the date hereof (the “Restricted Period”), Seller shall not, directly or indirectly, on its own behalf or on behalf of any other person or entity (other than Purchaser) (i) engage in or assist others in engaging in a business competitive with the Business; (ii) cause, induce or encourage any actual or prospective client, customer, supplier or licensor of the Business or any other person who has a business relationship with the Business, to terminate or modify any such actual or prospective relationship; or (iii) solicit or hire any person who is offered employment by Purchaser pursuant to Section 6.3(a) or is or was employed in the Business during the Restricted Period, or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 6.4 (a) shall prevent the Seller from hiring any employee whose employment has been terminated by Purchaser.

(b) In the event of any breach of Section 6.4 by Seller, in addition to, and not in lieu of any other remedies to which the non-breaching party may be entitled, Seller and Purchaser each agree that a breach of any covenant set forth in this Section 6.4 would result in irreparable injury, harm, and damage to the non-breaching party for which such party would have no adequate remedy at law, and Seller and Purchaser each further agree, in the event of any violation or breach of any provision of this Section 6.4, the non-breaching party shall be entitled to an immediate injunction and restraining order to prevent such violation or continuing violation, without having to prove damages, and any such violation may be enjoined through proper action filed in a court of competent jurisdiction.

(c) Seller and Purchaser each agree that all restrictions in this Section 6.4 are necessary and fundamental to the protection of the Business and the Purchased Assets, and are reasonable and valid, and all defenses to the strict enforcement hereof are hereby waived.  In the event any term, provision, or restriction is held to be illegal, invalid or unenforceable in any respect, such finding shall in no way affect the legality, validity or enforceability of all other provisions of this Section 6.4.  Purchaser and Seller each agree that any such unenforceable term, provision or restriction shall be deemed modified to the extent necessary to permit its enforcement to the maximum extent permitted by applicable law.

(d) The provisions of this Section 6.4 shall survive the termination or expiration of this Agreement for any reason or no reason.  Anything in this Section 6.4 to the contrary notwithstanding, all of the restrictions in Section 6.4 shall terminate without further action upon the occurrence of the “License Condition” as such event and term is defined in the License Agreement.

6.5. Delivery of Audited Financials. As promptly as practicable following the Closing Date, but in any event no later than forty-five (45) days thereafter, Seller shall cooperate and deliver to Parent audited financial statements and unaudited financial information and a consent of Seller’s independent auditors, in each case reasonable acceptable to Parent, that enable Parent to comply with its reporting obligations, including without limitation, the filing of a Form 8-K with the Securities and Exchange Commission with respect to the transactions contemplated hereby in accordance with Item 9 of such form.  Schedule 6.5 contains a description of such audited and unaudited financial information based on the Parent’s current understanding of such requirements.  Parent shall bear all reasonable and documented costs and expenses incurred in connection with the preparation, review and audit of such financial information by Seller’s independent auditors; provided that in connection therewith, Seller shall not incur costs or expenses in excess of $40,000 in the aggregate without the prior written consent of Purchaser and Parent, which consent shall not be unreasonable withheld. Upon written request of the Seller’s independent auditor, to the extent reasonably required in connection with the audit, Purchaser shall afford reasonable access, during normal business hours, to such books and records received from Seller and constituting Purchased Assets.

6.6. Mutual Release.

(a) This Agreement includes an immediate mutual release by the parties of all claims that have accrued through the Closing Date except as expressly listed in Section 6.6(b) below.  Accordingly, Purchaser, Parent and ADI Software , on the one hand, and Seller hereby mutually and completely release and forever discharge each other, along with and including, but not limited to each of their current or former directors, officers, shareholders, members, owners, employees, attorneys, representatives, insurers, subsidiaries, affiliates, joint ventures, agents, heirs, executors, administrators, trust, trustees, principals, predecessors, successors and assigns, and each of them in their individual and representative capacities, from any and all claims from any and all claims, of whatever character, nature and kind, in law or equity, that were brought or could have been brought, whether known or unknown, foreseen or unforeseen, suspected or unsuspected, contingent or liquidated, which the parties have or may claim to have against each other as a result of or in relation to the ADI Agreement, the office sublease or any other contract, purchase order, business or other relationship or transaction existing or occurring between Seller, on the one hand, and Parent, ADI Software or ADI, on the other hand, prior to and through the Closing Date.

(b) Notwithstanding anything contained in Section 6.6(a) to the contrary, and subject to the last sentence of this Section 6.6(b), Purchaser, Parent and ADI Software, on the one hand, and Seller do not release each other for claims against the other party arising out of third party claims based upon or in respect of the ADI Agreement, the office sublease or any other contract, purchase order, business or other relationship or transaction existing or occurring between Seller, on the one hand, and Parent, ADI Software or ADI, on the other hand, prior to and through the Closing Date. The parties hereto do not release, and expressly preserve, any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein and in the other agreements, documents and instruments required to be delivered at the Closing and otherwise relating to the interpretation and enforcement of this Agreement. Purchaser, Parent and ADI Software agree that the release in Section 6.6(a) includes any claims arising out of or relating to sales by Seller of unauthorized licenses or support services disclosed in Schedule 2.9(b)(ii) and that the first sentence of this Section 6.6(b) shall not apply to any third party claims based upon the matters disclosed in Schedule 2.9(b)(ii). Seller claims not released pursuant to the first sentence of this Section 6.6(b) shall constitute Excluded Assets not conveyed by Seller to Purchaser pursuant to this Agreement.

SECTION 7.
MISCELLANEOUS

7.1. No Waiver. The failure of any party hereto at any time to require performance by any other party of any provision of this Agreement shall not affect the right of such party to require performance of that provision and any waiver by any party of any breach of any provision of this Agreement shall not be construed as a waiver of any continuing or succeeding breach of such provisions, a waiver of the provision itself or a waiver of any right under this Agreement.

7.2. Successors and Assigns. No assignment by any party hereto shall be permissible without the written consent of the other parties hereto, and this Agreement and all representations, warranties, covenants and agreements contained herein shall be binding upon and inure to the benefit of the parties hereto and their authorized assigns and their respective successors, heirs and administrators.  At or after the Closing, all or any of the rights of Purchaser hereunder may be assigned as collateral security to any lender or lenders (including any agent for any such lender or lenders) providing financing to Purchaser, or to any assignee or assignees of any such lender, lenders or agent.

7.3. Governing Law; Jurisdiction. This Agreement is being delivered and is intended to be performed in the State of Delaware and shall be construed, interpreted, governed and enforced in accordance with the laws of that State.  Each of the parties submits to the jurisdiction of the federal or state courts located in Austin, Texas in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby and agrees that all claims in respect of any such action or proceeding may be heard and determined by such tribunal.  Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.  Either party may make service on the other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.5.

7.4. Expenses. Except as otherwise expressly provided herein, each party hereto shall pay its own costs and expenses (including, but not limited to, fees and expenses of counsel) incurred in connection with the negotiation, preparation, execution and consummation of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated or abandoned for any reason, without reimbursement from or by any other party hereto.  Sales and other taxes resulting from the transfer of the Purchased Assets to Purchaser shall be paid by Seller.

7.5. Notices. All notices, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given: (a) when delivered by hand (with written confirmation of receipt); (b) when received if sent by a nationally recognized overnight delivery service (receipt requested); and (c) on the third day after the date mailed, if sent by certified or registered mail, return receipt requested.  In each case notice shall be sent to the following address or to such other place and with such other copies as any party may designate as to itself by notice to the others:

(a)           If to Purchaser or Parent:                    Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, Texas  78746
Attention:  CFO

With a copy to:                                    Messerli & Kramer P.A.
100 South Fifth Street
1400 Fifth Street Towers
Minneapolis, MN  55402
Attention:  David Weigman, Esq.

(b)           If to Seller:                                             Walter Ross
1506 Rainbow Bend
Austin, TX  78703
Attention: Walter Ross

With a copy to:                                    Saunders, Noval, Nichols & Atkins, L.L.P.
                2630 Exposition Blvd., Suite 203
                Austin, TX  78703
                Attention:  Neal Nichols

7.6. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one in the same instrument.  A facsimile signature page shall be deemed an original.

7.7. Announcements and Communications. Seller and Purchaser agree not to make any public announcement in respect to this Agreement and the transactions contemplated hereby or furnish any information to the public or any third party concerning the financial or non-financial aspects of the transactions contemplated by this Agreement prior to or after Closing, unless such announcement or furnishing of information is agreed upon by all parties hereto or is necessitated by Securities and Exchange Commission rules and regulations, stock exchange rules, federal securities laws or other applicable laws, as reasonably determined by counsel for the Purchaser and after consultation with Seller.  Nothing contained herein shall prohibit or restrict communication by Purchaser to customers of the Business.

7.8. Entire Agreement. This Agreement, together with the Schedules, documents and instruments delivered pursuant to and specified in this Agreement, sets forth the entire agreement and understanding between the parties as to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings of every and any nature between them, and no party shall be bound by any condition, definition, warranty or representation, other than as expressly set forth or provided for in this Agreement, or as may be, on or subsequent to the date hereof, set forth in writing and signed by the party to be bound thereby.  This Agreement may not be changed or modified, except by agreement in writing, signed by all of the parties hereto.

7.9. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to Purchaser or the Seller, upon any breach or default of Seller or of Purchaser, respectively, under this Agreement, shall impair any such right, power or remedy of such person nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

7.10. Bulk Sale Compliance. Seller shall remain solely responsible to all of its creditors with respect to liabilities incurred with respect to the Business prior to Closing, notwithstanding the sale and purchase pursuant to this Agreement.  Seller and Purchaser agree to waive compliance with the bulk sales law of the State of Texas and Seller agrees to hold harmless and indemnify Purchaser for any loss or liability incurred by Purchaser because of such failure to comply.

7.11. Severability. Unless otherwise provided herein, if any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the unenforceable provision shall be deemed modified to the limited extent required to permit its enforcement in a manner most closely approximating the intention of the parties as expressed herein.

7.12. Cumulative Remedies. Except as otherwise specifically provided in this Agreement, all rights and remedies of any party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

7.13. Time; Captions; Exhibits and Schedules. Time is of the essence of this Agreement.  The captions contained in this Agreement in no way define, limit or extend any provision of this Agreement.  The Exhibits and Disclosure Schedules that are attached to this Agreement are a part of this Agreement and are incorporated herein by reference.

7.14. Further Assurances. The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated herein.

7.15. Construction. This Agreement is to be deemed to have been prepared jointly by the parties hereto after arms-length negotiations, and any uncertainty or ambiguity existing herein shall not be interpreted against any party, but according to the application of the rules of interpretation of contracts.

7.16. Third Party Beneficiaries. Except as expressly provided in this Agreement, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than parties hereto and their respective successors and permitted assigns.

 [Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PARENT

ASURE SOFTWARE, INC.

By:

Name:
Title:

PURCHASER:

ASURE LEGIANT, LLC

By:
Name:
Title:

SELLER:

WG ROSS CORP., d/b/a Legiant

By:
Name: Walter Ross
Title: President

ADI SOFTWARE, LLC
(with respect to Section 6.6 only)

By:
Name:
Title:

 [Signature page to Asset Purchase Agreement]

EXHIBITS

EXHIBIT A –	Form of Short-Term Note
EXHIBIT B-1 –	Form of Balloon Holdover Note
EXHIBIT B-2 –	Form of Former Shareholder Tracking Holdover Note
EXHIBIT C –	Form of Guaranty
EXHIBIT D –	Form of Bill of Sale
EXHIBIT E –	Form of Assignment and Assumption Agreement
EXHIBIT F –	Form of Intellectual Property Assignments
EXHIBIT G –	Form of Power of Attorney
EXHIBIT H –	Form of Non-Competition Agreement
EXHIBIT I –	Form of License Agreement

SCHEDULES

Schedule	Subject
Schedule 1.1(b)	Tangible Personal Property
Schedule 1.1(c)	Accounts Receivable
Schedule 1.1(d)	Customer Accounts
Schedule 1.1(e)	Inventory
Schedule 1.1(h)	Assigned Contracts
Schedule 2.4(a)	Financial Statements
Schedule 2.4(b)	Accounting Principles
Schedule 2.4(c)	Accounts Payable
Schedule 2.5	Revenues and Customer Accounts
Schedule 2.6	Accounts Receivable
Schedule 2.7	Title to Assets
Schedule 2.8	Material Contracts
Schedule 2.9(a)	Purchased Intellectual Property
Schedule 2.9(b)(i)	Intellectual Property Licenses
Schedule 2.9(b)(ii)	Unauthorized Licenses
Schedule 2.9(d)	Ownership
Schedule 2.9(e)	Licenses Granted by Seller
Schedule 2.10	Employees
Schedule 2.14	Undisclosed Liabilities
Schedule 2.16	Material Changes
Schedule 2.17	Permits
Schedule 2.19	Insurance
Schedule 2.20	Finders Fee
Schedule 6.3(b)	Standard Commission Agreement and Policy
Schedule 6.5	Financial Reporting Requirements